UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated June 8, 2020: Safe Bulkers, Inc. Reports First Quarter 2020 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2020 Results

Monaco – June 8, 2020 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three months period ended March 31, 2020.

Financial highlights
In million U.S. Dollars except per share data	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Net Revenues	45.7	53.2	50.7	45.5	48.3
Net (loss)/income	(9.9)	3.6	5.2	1.8	5.4
Adjusted Net (loss)/ income [1]	(10.2)	3.5	5.9	1.7	5.7
EBITDA	9.7	23.1	24.5	21.2	24.6
Adjusted EBITDA [2]	9.4	23.1	25.1	21.0	24.9
(Loss)/Earnings per share basic and diluted [3]	(0.12)	0.01	0.02	(0.01)	0.03
Adjusted (loss)/earnings per share basic and diluted [3]	(0.13)	0.01	0.03	(0.01)	0.03

Average Daily results in U.S. Dollars
Time charter equivalent rate [4]	9,089	13,707	13,311	11,970	12,280
Daily vessel operating expenses [5]	4,771	5,103	4,448	4,615	4,153
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses [6]	4,285	4,540	4,053	4,283	4,150
Daily general and administrative expenses [7]	1,371	1,414	1,363	1,366	1,374

In million U.S. Dollars
Total Cash [8]	109.3	120.1	87.0	90.2	82.9
Liquidity [9]	145.7	178.0	87.0	90.2	82.9
Total Debt [10]	605.2	601.0	563.8	568.5	563.5

1 Adjusted Net (loss)/income is a non-GAAP measure. Adjusted Net (loss)/income represents Net (loss)/income before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and gain/(loss) on foreign currency. See Table 5.

2 EBITDA is a non-GAAP measure and represents Net (loss)/income plus net interest expense, tax, depreciation and amortization. See Table 5. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 5.

3 (Loss)/Earnings per share and Adjusted (Loss)/Earnings per share represent Net (Loss)/income and Adjusted Net (Loss)/income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 5.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 6.

5 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 6.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 6.

7 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 6.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Liquidity represents Total Cash plus contracted undrawn borrowing capacity under revolving credit facilities and secured commitments.

10 Total Debt represents Long-term debt plus Current portion of long-term debt, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''We thank our crews, as they had to stay on board during the global lockdown and continue to perform their duties longer than usual with dedication, expecting that crew changes will soon be allowed. Our Company is well prepared for this outbreak, having liquidity of $127.2 million as of May 29, 2020, lean operational characteristics, smooth debt profile for the next two years, ability to develop long period time charter contracts to provide visibility of future cash flows and the responsiveness required in such unique circumstances''.

Update on Covid-19, company's actions and status

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and may continue to cause severe trade disruptions and together with projections of contraction of global growth in 2020 will adversely impact the dry bulk industry. The extent to which COVID-19 will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact and political implications that could further impact world trade and global growth among others. Accordingly, an estimate of the long-term impact of the pandemic on the dry bulk industry, our operations and financial performance cannot be made at this time.

The Company has taken measures to protect its seafarers' and shore employees' health and well-being, to keep its vessels sailing servicing its charterers and to mitigate and address the risks, effects and impact of COVID-19 on our operations and financial performance, the current status of which is summarized below.

The Company's and our Manager's officers have conducted our business efficiently through remote access since March 20, 2020. Shore operations have reopened since May 4, 2020. Shore premises are sanitized regularly, have been supplied with protective equipment and follow relevant recommendations provided by public health authorities.

In relation to our seafarers onboard, our COVID-19 Management Plan and relevant circulars are being disseminated to the vessels describing procedures, first response practices to potential incidents, use of protective measures that are being supplied on board, in order to minimize the risk of quarantine of the vessel. Crew members have been instructed to have minimum or zero contact with port personnel, crew shore leaves have been suspended and ordinary scheduled superintendent and third party visits have been postponed, excluding presence for dry dockings, vessel deliveries and urgent circumstances.

In certain ports where we conduct a large part of our operations vessels may have to undergo a quarantine period before arriving or berthing. We did not have COVID-19 incidents on board and all our vessels are in operation.

We have assured the normal supply of bunkers, provisions and potable water at main ports under specific procedures to avoid contact with port personnel. We are cooperating closely with certain ports to provide stores and spares. Despite the restructuring of the air freight network and the shortage of staff and customs officials globally, spare parts for vessels are being supplied, however slower and more costly than usual.

Crew changes have been suspended due to global lockdown in ports and airports. The Company keeps close contact with seafarers on board and their families on shore. Furthermore, free internet access is offered on-board to relieve the stress of seafarers due to the extended service. We have cooperated with flag administrations and national Standards of Training, Certifications and Watch keeping ('STCW') competent authorities to obtain crew employment contract and certificates extensions so as to address suspension of crew changes due to COVID-19, where applicable. A detailed plan of crew changes has been developed and close cooperation with manning agencies and ex-crew currently on shore has been maintained, in order to increase crew availability and meet replacement demand once crew changes resume.

Critical technical services are maintained and the program of dry dockings, ballast water treatment systems and scrubber installations continues, having concluded 6 dry dockings, 5 ballast water treatment systems and 4 scrubber installations.

Common stock issuance and repurchase program of common and preferred shares

In April 2020, the Company issued to an unaffiliated third party 2,951,699 shares of common stock to pay $3.3 million as part of the delivery installment, of its Post-Panamax class vessel on order, which was delivered on April 16, 2020.

The Company as part of the latest ongoing stock repurchase program, has repurchased as of May 29, 2020, 3,346,406 shares of common stock all of which have been cancelled. As of May 29, 2020, the Company had 102,400,276 shares of common stock issued and outstanding.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. The Company during the first quarter of 2020 has opted to maintain the majority of its fleet in the spot charter market. We operated 41.00 vessels on average during the first quarter of 2020, earning a TCE rate11, representing charter revenues net of commissions and voyage expenses divided by the number of available days, of $9,089, compared to 41.00 vessels and a TCE rate of $12,280 during the same period in 2019. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of May 29, 2020

2020 (remaining)	44%
2020 (full year)	67%
2021	17%
2022	12%

Detailed employment profile is presented in Table 7. Scrubber benefit for scrubber fitted vessels is earned on the basis of fuel consumption of heavy fuel oil and price differential between heavy fuel oil and compliant fuel cost for the specific voyage and is either incorporated as part of the daily charter hire in Table 7, or in cases where it is based on actual consumption it is not incorporated in the stated daily charter hire.

11 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 6

In May 2020, the Company entered into three period time charters for non-scrubber fitted Panamax class vessels, for a duration of 5-years each, with a forward delivery in the third quarter of 2020 at a gross daily charter rate of $11,750 for the first two years and a gross daily charter rate linked to the Baltic Exchange Kamsarmax Index (“BPI-82 5TC”) times 97% minus $2,150, for the remaining three years. In addition, the Company entered into a period time charter for a non-scrubber fitted Post-Panamax class vessel, for a duration of 11 to 13 months, with delivery date within the second quarter of 2020 at a gross daily charter rate linked to the BPI-82 5TC times 109%.  The anticipated aggregate gross revenue of the four period time charters based on the BPI-82 5TC Forward Freight Agreement curve on May 26, 2020, is approximately $54.7 million.

Vessel acquisition - Orderbook

In April 2020, the Company took delivery from an unaffiliated seller of a Japanese built, 85,000 dwt, resale, newbuild vessel named Troodos Oak. The Company does not have any other newbuilds on order or capital expenditure requirements in relation to orderbook.

Liquidity

As of March 31, 2020, we had liquidity of $145.7 million consisting of $92.6 million in cash and bank time deposits, $16.7 million in restricted cash,  $10.0 million available under the unsecured revolving credit facility and $26.4 million secured under a commitment from a bank for the post-delivery financing of a newbuild Post-Panamax class vessel.

As of May 29, 2020, we had liquidity of $127.2 million consisting of $108.0 million in cash and bank time deposits, $19.2 million in restricted cash, having taken delivery and drawn down the financing of our newbuild.

Debt - Leverage

As of March 31, 2020, our consolidated debt before deferred financing costs was $610.1 million and our consolidated leverage12 was 63% versus 58% as of March 31, 2019.

Interest rate derivatives

In March 2020, the Company entered into five pay-fixed, receive-variable interest rate derivative contracts commencing March 2020 and maturing September 2024, at an average fixed rate of 0.765% and for an aggregate notional amount of $60 million.

In May 2020, the Company entered into a further pay-fixed, receive-variable interest rate derivative contract commencing May 2020 and maturing May 2025, at a fixed rate of 0.40% and for a notional amount of $10 million.

Financing - refinancing and debt profile

Following the quarter-end the Company drew down an aggregate of $36.4 million consisting of $10.0 million available under the unsecured revolving credit facility and $26.4 million loan facility for the MV Troodos Oak, and pushed back $39.1 million of payments for certain of its loan and credit facilities scheduled for 2020 and 2021 to 2022 and 2023, expanding the average tenor, creating a reduced repayment schedule until 2021, maintaining the same financial covenants, strengthening the balance sheet and increasing its financial flexibility.

12 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels (before scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

The loan repayment schedule of the Company as of March 31, 2020 and on a pro-forma basis taking into account the transactions described above, is presented below in Table 2.

Table 2: Loan repayment Schedule on an annual basis

( in USD millions)

	2020	2021	2022	2023	2024	2025	2026	2027	Total
Pro-forma basis	44.1	72.4	113.6	120.0	171.8	66.8	16.2	41.6	646.5
March 31, 2020	51.3	95.7	93.1	78.5	185.4	65.1	14.4	26.6	610.1

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies the Company is undertaking environmental investments mainly in scrubbers and ballast water treatment systems, the progress of which is presented below in Table 3. Our environmental investments as of March 31, 2020, were $55.8 million.

Table 3: Environmental investments schedule

	Completed installations until May 29, 2020	Expected installations in Q2 2020	Expected installations in Q3 2020
BWTS	25	4	4
Scrubbers	18*	1	1

* MV Martine, MV Venus Horizon, MV Venus History, MV Andreas K, MV Pedhoulas Cherry, MV Eleni, MV Venus Heritage, MV Pedhoulas Farmer, MV Panayiota K, MV Sophia, MV Marina, MV Pedhoulas Rose, MV

Pedhoulas Fighter, MV Pedhoulas Builder, MV Agios Spyridonas, MV Troodos Sun, MV Troodos Air, MV Mount Troodos.

The estimated down time in relation to Dry-dockings and equipment retrofits is presented in Table 4.

Table 4: Estimated down time in relation to Dry dockings and equipment retrofits.

	Down time in Days **
	Q2 2020	Q3 2020
Number of vessels	4	4
Total down time	140	90

** Down time includes scheduled dry-docking or special surveys to be performed concurrently with scrubber and ballast water system installation where applicable.

Bunker fuel contracts

The Company enters, from time to time, into bunker fuel contracts, with the objective of reducing the risk arising from changes in the price differential between very low sulphur fuel oil and high sulphur fuel oil.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the first quarter of 2020. The Company had 102,400,276 shares of common stock issued and outstanding as of May 29, 2020.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from January 30, 2020 to April 29, 2020, which was paid on April 30, 2020 to the respective shareholders of record as of April 23, 2020.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of such subsidiary’s 2.95% Series A Cumulative Redeemable Perpetual Preferred Shares (‘Series A shares’) to the respective shareholders of record, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from January 1, 2020 to March 31, 2020, which was paid on March 31, 2020, was $0.1 million. The aggregate cash dividend declared for the Series A shares for the period from April 1, 2020 to June 30, 2020, payable on June 30, 2020, is $0.1 million.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Tuesday, June 9, 2020 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (844) 824-7423 (US Toll Free Dial In), 0(800) 028-8438 (UK Toll Free Dial In) or 1 (918) 922-6416 (International Dial In). Please provide conference ID “1274637” to the operator.

A telephonic replay of the conference call will be available until June 16, 2020, by dialing 1 (855) 859-2056 (US Toll Free Dial In) or 1 (404) 537-3406 (US Standard Dial In). Access Code: 1274637#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2020 Results

Net loss for the first quarter of 2020 amounted to $9.9 million compared to net income of $5.4 million during the same period in 2019, mainly due to the following factors:

Net revenues: Net revenues, despite the additional revenues from our scrubber fitted vessels, decreased by 5% to $45.7 million for the first quarter of 2020, compared to $48.3 million for the same period in 2019 mainly as a result of trade disruptions related to the COVID-19 pandemic.

Vessel operating expenses: Vessel operating expenses increased by 16% to $17.8 million for the first quarter of 2020 compared to $15.3 million for the same period in 2019, mainly as a result of: i) dry docking expense of $1.8 million related to two full and three partially completed dry dockings during the first quarter of 2020, compared to none for the same period of 2019 and ii) spares of $2.5 million for the first quarter of 2020, compared to $1.9 million for the same period in 2019 and iii) repairs and maintenance of $2.7 million for the first quarter of 2020, compared to $0.8 million for the same period in 2019. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $1.8 and $0.0 million for the first quarter of 2020 and 2019, respectively, vessel operating expenses increased by 4% to $16.0 million for the first quarter of 2020, compared to $15.3 million for the same period in 2019 due to completed and forthcoming dry-dockings affecting costs of spares and repairs and maintenance as above. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 7% to $13.1 million for the first quarter of 2020, compared to $12.3 million for the same period in 2019, as a result of the commencement of depreciation of environmental investments that were completed subsequent to the first quarter of 2019.

Interest expense: Interest expense decreased to $6.4 million in the first quarter of 2020 compared to $7.0 million for the same period in 2019, as a result of the decreased USD LIBOR13 affecting the weighted average interest rate of our loans and credit facilities.

Voyage expenses: Voyage expenses increased to $13.2 million for the first quarter of 2020 compared to $3.0 million for the same period in 2019, as a result of increased vessel repositioning expenses, higher loss on bunkers sales and consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Daily vessel operating expenses 14: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 15% to $4,771 for the first quarter of 2020 compared to $4,153 for the same period in 2019. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 3% to $4,285 for the first quarter of 2020 compared to $4,150 for the same period in 2019.

Daily general and administrative expenses 14: Daily general and administrative expenses, which include management fees payable to our Managers15 and daily company administrations expenses, remained stable at $1,371 for the first quarter of 2020, compared to $1,374 for the same period in 2019.

13 London interbank offered rate.

14 See Table 6.

15 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2019	2020
REVENUES:
Revenues	50,482	47,586
Commissions	(2,197)	(1,871)
Net revenues	48,285	45,715
EXPENSES:
Voyage expenses	(2,973)	(13,203)
Vessel operating expenses	(15,323)	(17,799)
Depreciation	(12,280)	(13,107)
General and administrative expenses	(5,071)	(5,115)
Operating income/(loss)	12,638	(3,509)
OTHER (EXPENSE) / INCOME:
Interest expense	(7,029)	(6,424)
Other finance cost	(39)	(153)
Interest income	422	384
Gain on derivatives	—	47
Foreign currency (loss)/gain	(239)	201
Amortization and write-off of deferred finance charges	(334)	(495)
Net income/(loss)	5,419	(9,949)
Less Preferred dividend	2,872	2,872
Less Mezzanine equity measurement	—	82
Net income/(loss) available to common shareholders	$2,547	(12,903)
Earnings/(loss) per share basic and diluted	0.03	(0.12)
Weighted average number of shares	101,564,355	103,408,846

	Three-Months Period Ended March 31,
	2019	2020
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	9.8	2.6
Net cash used in investing activities	(3.5)	(6.3)
Net cash used in financing activities	(17.3)	(3.2)
Net decrease in cash and cash equivalents	(11.0)	(6.9)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2019	March 31, 2020
ASSETS
Cash, time deposits, and restricted cash	106,378	92,614
Other current assets	29,611	35,825
Vessels, net	944,706	936,219
Advances for vessels	19,294	23,005
Restricted cash non-current	13,701	16,701
Other non-current assets	953	1,058
Total assets	1,114,643	1,105,422
LIABILITIES AND EQUITY
Current portion of long-term debt	64,054	74,242
Other current liabilities	22,730	24,549
Long-term debt, net of current portion	536,995	531,007
Other non-current liabilities	922	2,400
Mezzanine equity	17,200	17,155
Shareholders’ equity	472,742	456,069
Total liabilities and equity	1,114,643	1,105,422

TABLE 5

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2019	2020
Net Income/(Loss) - Adjusted Net Income/(Loss)
Net Income/(Loss)	5,419	(9,949)
Less Gain on derivatives	—	(47)
Plus Foreign currency loss/(gain)	239	(201)
Adjusted Net income/(loss)	5,658	(10,197)
EBITDA - Adjusted EBITDA
Net income/(loss)	5,419	(9,949)
Plus Net Interest expense	6,607	6,040
Plus Depreciation	12,280	13,107
Plus Amortization	334	495
EBITDA	24,640	9,693
Less Gain on derivatives	—	(47)
Plus Foreign currency loss/(gain)	239	(201)
ADJUSTED EBITDA	24,879	9,445
Earnings per share
Net income/(loss)	5,419	(9,949)
Less Preferred dividend	2,872	2,872
Less Mezzanine equity measurement	—	82
Net income/(loss) available to common shareholders	2,547	(12,903)
Weighted average number of shares	101,564,355	103,408,846
Earnings/(loss) per share	0.03	(0.12)
Adjusted Earnings/(Loss) per share
Adjusted Net Income/(Loss)	5,658	(10,197)
Less Preferred dividend	2,872	2,872
Less Mezzanine equity measurement	—	82
Adjusted Net income/(loss) available to common shareholders	2,786	(13,151)
Weighted average number of shares	101,564,355	103,408,846
Adjusted Earnings/(Loss) per share	0.03	(0.13)

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and  mezzanine equity measurement divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income/(loss) and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 6: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended March 31,
	2019	2020
FLEET DATA
Number of vessels at period’s end	41	41
Average age of fleet (in years)	8.58	9.58
Ownership days (1)	3,690	3,731
Available days (2)	3,690	3,577
Average number of vessels in the period (3)	41.00	41.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$12,280	$9,089
Daily vessel operating expenses (5)	$4,153	$4,771
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,150	$4,285
Daily general and administrative expenses (7)	$1,374	$1,371
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$50,482	$47,586
Less commissions	(2,197)	(1,871)
Less voyage expenses	(2,973)	(13,203)
Time charter equivalent revenue	$45,312	$32,512
Available days (2)	3,690	3,577
Time charter equivalent rate (4)	$12,280	$9,089

_____________

(1) Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 7: Detailed fleet and employment profile as of May 29, 2020
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate[1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$9,349	February 2020	December 2020
Koulitsa	76,900	2003	Japan	$5844	April 2020	July 2020
Paraskevi	74,300	2003	Japan	$9,118	April 2020	July 2020
Vassos	76,000	2004	Japan	$8,043	April 2020	July 2020
Katerina	76,000	2004	Japan	$8,094	March 2020	December 2020
Maritsa	76,000	2005	Japan	$9,464	February 2020	December 2020
Efrossini	75,000	2012	Japan	$7,916	May 2020	August 2020
Zoe [8]	75,000	2013	Japan	$6,141	April 2020	August 2020
Kypros Land [8]	77,100	2014	Japan	$7,818	May 2020	August 2020
Kypros Sea	77,100	2014	Japan	$8,862	April 2020	July 2020
Kypros Bravery[11]	78,000	2015	Japan	$9,081 $11,750 BPI-82 5TC*97%-$2,150	February 2020 August 2020 August 2022	June 2020 August 2022 August 2025
Kypros Sky [6,11]	77,100	2015	Japan	$8,836 $11,750 BPI-82 5TC*97%-$2,150	April 2020 August 2020 August 2022	July 2020 August 2022 August 2025
Kypros Loyalty[11]	78,000	2015	Japan	$6,000 $11,750 BPI-82 5TC*97%-$2,150	May 2020 August 2020 August 2022	July 2020 August 2022 August 2025
Kypros Spirit [6]	78,000	2016	Japan	$12,000	May 2020	August 2020
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$6,850	April 2020	June 2020
Pedhoulas Trader	82,300	2006	Japan	$7,431	March 2020	June 2020
Pedhoulas Leader	82,300	2007	Japan	$8,185	May 2020	August 2020
Pedhoulas Commander	83,700	2008	Japan	$9,950	June 2019	June 2021
Pedhoulas Builder[10]	81,600	2012	China	$7,650	April 2020	July 2020
Pedhoulas Fighter[10]	81,600	2012	China	$7,815	May 2020	August 2020
Pedhoulas Farmer [3,10]	81,600	2012	China	$9,078	March 2020	June 2020
Pedhoulas Cherry[10]	82,000	2015	China	$7,855	April 2020	August 2020
Pedhoulas Rose [3,10]	82,000	2017	China	$11,885	March 2020	June 2020
Pedhoulas Cedrus	81,800	2018	Japan	$8,000	May 2020	August 2020
Post-Panamax
Marina[10]	87,000	2006	Japan	$9,456	April 2020	July 2020
Xenia	87,000	2006	Japan	$6,647	April 2020	July 2020
Sophia [10]	87,000	2007	Japan	$7,900	May 2020	June 2020
Eleni[10]	87,000	2008	Japan	$11,500	May 2020	July 2020
Martine[10]	87,000	2009	Japan	$6,309	April 2020	July 2020
Andreas K10	92,000	2009	South Korea	$6,811	February 2020	June 2020
Panayiota K [7,10]	92,000	2010	South Korea	$8,550	May 2020	July 2020
Agios Spyridonas [7,10]	92,000	2010	South Korea	$9,466	May 2020	July 2020
Venus Heritage 8, 9	95,800	2010	Japan	$9,100	April 2020	June 2020
Venus History [8,10]	95,800	2011	Japan	$11,500	June 2020	July 2020
Venus Horizon[10]	95,800	2012	Japan	$8,850	June 2020	July 2020
Troodos Sun [9]	85,000	2016	Japan	$10,500	May 2020	July 2020
Troodos Air[10]	85,000	2016	Japan	$7,986	May 2020	July 2020
Troodos Oak [12]	85,000	2020	Japan	BPI -82 5TC * 109%	June 2020	May 2021
Capesize
Mount Troodos[10]	181,400	2009	Japan	BCI+80% Scrubber Benefit	April 2020	June 2021
Kanaris[4]	178,100	2010	China	$26,562	September 2011	September 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina[5]	181,400	2014	Japan	$24,376	January 2014	January 2024
Total dwt of existing fleet	3,862,000

1.

   Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the daily gross charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions which reflect payments made to third-party brokers or our charterers.  In the case of voyage charters, the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

   The start dates listed reflect either the actual start dates or, in the case of contracted charters that had not commenced as of May 29, 2020, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

   MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

4.

   Charterer agreed to reimburse us for a fixed amount for part of the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

5.

   A period time charter of 10 years at a daily gross charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a daily gross charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6.

   MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

7.

   MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

8.

   MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back, in November 2019, on a bareboat charter rate, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

9.

   Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

10.

Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

11.

A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

12.

A period time charter of 11 to 13 months at a gross daily charter rate linked to the BPI-82 5TC times 109%.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com